FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs
National Australia
Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 6 April 2004

Chairman outlines Board renewal program

The Chairman of National Australia Bank, Mr Graham Kraehe, today set out further details of the process for Board renewal and confirmed the Board’s commitment to drive a major culture change within the organisation in conjunction with the new CEO, John Stewart.

“The National is committed to a continuing process of Board renewal on an orderly basis. The search for two new directors with banking experience has been accelerated and we now have identified candidates from Australia and the UK.  If Ms Walter leaves the board it is intended another director with the appropriate skills would be appointed. These new appointments will be announced over the next few months. Additionally, another director will retire next year.”

“The three most recent appointments to the Board were made after searches to find people with specific skills, to complement existing Board skills: Brian Clark with international experience in IT and consumer marketing; Peter Duncan with international financial management experience; and John Thorn with international auditing experience at a senior level.”

“Following the new Board appointments, the National will have a Board with average years of service far lower than that of any of the major Australian banks.  At that point half of the Board will have less than 3 years experience with the National.”

 “The National is a large and complex organisation which is undergoing substantial  change.  Since the announcement of the foreign currency options trading losses in January 2004, the then CEO and a number of other senior executives have departed.  John Stewart and his management team are implementing their change program and continuing to focus on improving financial performance and maximising shareholder returns.”

“All directors accept a share of accountability for past mistakes.  However, any further changes to the Board at this time will be de-stabilising and against the interests of shareholders. We need a cohesive and effective board with the requisite experience and corporate memory to support the new management team and in the rebuilding of National’s reputation.”

“It would be my intention, subject to shareholder endorsement, to remain Chairman until the National’s strategy formulation, operational improvement and Board reconstruction is done.  I would expect that this could be achieved over the next few years when I would then hand over the chairmanship in an orderly fashion.  This I believe would provide the stability required for the new management team to implement plans which will add to shareholder value.”

For further information:

Brandon Phillips

Group Manager, Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 6 April 2004	Title:	Associate Company Secretary